Exhibit 99.1

News Release

February 12, 2026

TELUS reports strong and industry leading operational and financial results for the fourth quarter and full year 2025; establishes compelling and industry-best 2026 financial targets

Industry-leading fourth quarter total Mobile and Fixed customer growth of 377,000, including 50,000 mobile phone, 287,000 connected devices and 35,000 internet net additions driven by continued demand for our premium bundled services nationally; Delivered positive mobile network revenue growth reflecting improving ARPU performance

Full year basic Earnings Per Share growth of 9 per cent; Net income attributable to Common Shares higher by 12 per cent; Cash from Operations of $4.9 billion stable over the prior year

Strong TTech EBITDA growth of 4 per cent in 2025 combined with margin expansion of 230 basis points

Delivered on key annual financial targets for 2025: TTech Adjusted EBITDA, including our health segment, increased 3.1 per cent; Exceeded full-year Consolidated Free Cash Flow guidance, reaching a record $2.2 billion, up 11 per cent

Executing comprehensive balance sheet deleveraging strategy: Concluded 2025 with Net Debt to Adjusted EBITDA of 3.4-times, targeting 3.3-times or lower by year-end 2026 and approximately 3.0-times by year-end 2027

Establishing industry-leading 2026 financial targets: Consolidated Service Revenues and Adjusted EBITDA to increase by 2 to 4 per cent and 2 to 4 per cent, respectively; Consolidated Capital Expenditures of approximately $2.3 billion or 10 per cent decrease; Consolidated Free Cash Flow of approximately $2.45 billion or 10 per cent growth

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the fourth quarter of 2025. Consolidated operating revenues and other income was $5.3 billion, compared with $5.4 billion in the prior year, as higher Consolidated service revenue growth of 1 per cent was offset by lower Mobile equipment revenue and Other income. Consolidated service revenue growth was driven by: (i) growth in health services, reflecting business acquisitions and growth in payor and provider solutions; (ii) mobile, residential internet, and security and automation subscriber growth; and (iii) higher external revenues in TELUS Digital inclusive of favourable foreign exchange rates. These factors were partially offset by: (i) mobile phone ARPU declining at a decelerating rate; (ii) lower business-to-business (B2B) data services revenue; (iii) lower agriculture and consumer goods services revenues attributable to the divestiture of non-core assets; and (iv) declines in fixed legacy voice revenues due to technological substitution. See ‘Fourth Quarter 2025 Operating Highlights’ within this news release for a discussion on TELUS’ reportable segment results for TTech, TELUS Health and TELUS Digital.

“In the fourth quarter of 2025, TELUS delivered strong, quality customer growth and robust financial performance, powered by our team’s relentless focus on operational excellence,” said Darren Entwistle, President and CEO. “Our commitment to profitable customer growth, powered by our world-leading TELUS PureFibre and 5G+ broadband networks, drove industry-leading mobile and fixed customer net additions of 377,000 in the fourth quarter. This growth was driven by 50,000 mobile phone and 35,000 internet customer net additions, while achieving a quarterly record of 287,000 connected device net additions. Notably, this performance culminated into our fourth consecutive year of surpassing one million combined mobility and fixed customer additions, with 2025 customer additions of 1,081,000 – a testament to the compelling value of our comprehensive bundled offerings, our strategic national expansion of TELUS PureFibre connectivity and our team’s passion for delivering customer service excellence. Indeed, TELUS continues to drive best-in-class loyalty, with postpaid mobile phone churn of 0.97 per cent for the full year, marking our twelfth consecutive year below the one per cent threshold.”

“TELUS Health delivered another strong quarter of growth, achieving revenue and Adjusted EBITDA growth of 13 per cent and 10 per cent, respectively, fueled by strategic investments, continuous product innovation and disciplined execution across our global platforms. We successfully delivered $431 million in LifeWorks annualized synergies, exceeding our original target by nearly three-times, comprising $334 million in cost efficiencies and $97 million in cross-selling revenue, demonstrating our ability to execute on transformational integrations. Furthermore, we expanded our global reach to more than 161 million lives covered, solidifying our position as the world leader in workforce digital health and well-being solutions. Indeed, our recently announced strategic joint commercial initiative with M42’s Abu Dhabi Health Data Services, marks a significant milestone in our expansion into high-growth markets globally. This collaboration combines our proven global expertise with their regional clinical excellence and AI capabilities to deliver comprehensive workforce health solutions across the Middle East and broader region. As we continue to expand our operational footprint, our engagement with financial advisors to explore strategic partnership opportunities for TELUS Health demonstrates tangible progress on our well-articulated commitments to the investment community. As a world-class digital health provider with expanding global reach, AI-driven innovation and strong profit and cash flow growth, TELUS Health is well-positioned to attract strategic partnerships that unlock significant value for our shareholders.”

“Following the privatization of TELUS Digital, we are accelerating our enterprise-wide AI and data capabilities, enabling strategic cross-promotion of our industry-leading AI product set throughout our entire business portfolio, while enhancing TELUS Digital’s capacity to drive growth opportunities across its external client base. This positions TELUS for differentiated growth, with our AI-enabling capabilities generating approximately $800 million in revenue in 2025, with a target of circa $2 billion in 2028 across TELUS Digital and TELUS Business Solutions, including contributions from our Sovereign AI Factories. In parallel, the integration of TELUS Digital is expected to unlock meaningful operational efficiencies, delivering annual cash synergies of approximately $150 million to $200 million, with approximately $150 million being realized within 2026.”

Darren further commented, “Our strong financial and operational performance are underpinned by our world-class networks, data-centric growth assets and customer experience leadership. This positions us well to deliver on our 2026 targets announced today, including Consolidated Service Revenues and Adjusted EBITDA growth of up to 4 per cent and 4 per cent, respectively; Consolidated Free Cash Flow of approximately $2.45 billion; and moderating Consolidated Capital Expenditures of approximately $2.3 billion. Underpinning our outlook is a focused growth strategy centred on amplifying profitable revenue expansion, complemented by ongoing focus on cost efficiency and an unwavering commitment to customer service excellence – positioning TELUS to deliver sustainable, value-accretive growth.”

“Notably, 2025 marked the 25th anniversary of our iconic TELUS brand and the 20th year that our team members have participated in our annual TELUS Day of Giving,” Darren continued. “During this milestone year, our TELUS family volunteered 1.5 million hours in our local communities around the world. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of giving – equivalent to 19 million hours – in the global communities where our team members live, work and serve – more than any other company on the planet.”

“Our fourth quarter and full-year results demonstrate strong operational execution and financial discipline, closing out 2025 with strong momentum across all key metrics and significant progress on our deleveraging commitments,” said Doug French, Executive Vice-President and CFO. “During the seasonally competitive fourth quarter, we responded in a highly tactical and disciplined manner that is evident in our financial results. We delivered positive network revenue while ARPU demonstrated accelerated sequential improvement – reinforcing the effectiveness of our go-to-market strategy. Furthermore, TTech Adjusted EBITDA excluding lower mobile equipment margin from lower contracted volumes, increased by 2.7 per cent and free cash flow increased 7 per cent supported by positive cash flow impacts from lower contracted volumes on disciplined device financing, in addition to lower cash restructuring. For the full year, TTech service revenue, including our health segment, increased 2 per cent. Notably, TTech Adjusted EBITDA, including our health segment, increased 3.1 per cent, within our guidance range and demonstrating our team’s disciplined execution and rigorous cost management, in a dynamic operating environment. Consolidated Cash from Operations of $4.9 billion was stable over last year while Free Cash Flow surpassed our annual guidance, reaching a record $2.2 billion, up 11 per cent over the prior year, reflecting our focus on EBITDA expansion through margin accretive growth, operational efficiency and effectiveness and moderating capital expenditures. Capital expenditures, excluding real estate, was $2.5 billion for the year, representing a capital intensity of 12 per cent as we work towards our target of approximately 10 per cent.”

“Importantly, we are executing our capital allocation and deleveraging strategy, moving ahead of plan with our leverage ratio improving to 3.4-times at year-end 2025. Our comprehensive approach consists of multiple value-creating initiatives. This includes our Terrion partnership with La Caisse, which reduced net debt by $1.26 billion or by 0.17-times, advancing strategic partnerships for TELUS Health and TELUS Agriculture & Consumer Goods and accelerating real estate and copper monetization. Combined with our three-year Free Cash Flow growth target of minimum 10 per cent compounded annual growth through 2028, these initiatives support our deleveraging targets of 3.3-times or lower by year-end 2026 and 3.0-times by the end of 2027, while delivering sustainable shareholder value."

“Looking ahead, our 2026 outlook reinforces our commitment to delivering strong shareholder value. We are confident in our ability to deliver sustained, profitable growth supported by our robust asset mix, diversified business portfolio and proven operational excellence. Our financial guidance reflects continued Free Cash Flow expansion driven by strong EBITDA growth, further capital intensity moderation, and ongoing efficiency and synergy realization. As part of our capital allocation strategy and focus on deleveraging, we are maintaining our dividend at the current level, and we have systematically reduced the discount on our dividend reinvestment program to 1.75 per cent for dividends declared in February and May 2026 while we continue to assess a more accelerated step down, reflecting our commitment to disciplined capital allocation,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $290 million and Basic earnings per share (EPS) of $0.19 declined by 9 per cent and 21 per cent, respectively. These decreases were primarily driven by the after-tax impacts of a decline in Operating income and lower Financing costs. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $311 million decreased by 18 per cent over the same period last year, while adjusted basic EPS of $0.20 was down 20 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA decreased by 1 per cent to approximately $1.8 billion. In addition to the factors discussed within Adjusted EBITDA below, EBITDA was impacted by higher restructuring and other costs. Adjusted EBITDA was flat at approximately $1.8 billion reflecting varied results across our reportable segments. See ‘Fourth Quarter 2025 Operating Highlights’ within this news release for a discussion on segmented Adjusted EBITDA results for TTech, TELUS Health and TELUS Digital.

In the fourth quarter of 2025, we added 377,000 net customer additions, up 49,000 over the same period last year primarily attributable to higher gross additions from customers in the transportation and connectivity industries, partially offset by decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on profitable loading. See 'Fourth quarter 2025 Operating Highlights' within this news release for additional information with regards to mobility and fixed net additions.

Our total TTech subscriber base of 21.2 million connections increased by 5 per cent over the past 12 months, reflecting a 2 per cent growth in our mobile phones subscriber base to 10.3 million and a 19 per cent increase in our connected devices subscriber base to 4.4 million. During the same period, our internet connections grew by 2 per cent to 2.8 million customer connections, our TV connections grew by 4 per cent to over 1.4 million customer connections, and our security and automation subscriber base increased by 3 per cent to more than 1.1 million customer connections. Our residential voice subscriber base declined by 6 per cent to 973,000.

In TELUS Health, as of the end of the fourth quarter of 2025, healthcare lives covered were 161.2 million, an increase of 85.0 million over the past 12 months, primarily due to the addition of 79.3 million lives covered from our second quarter acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our employee and family assistance programs (EFAP) across all of our operating regions, in addition to continued demand for virtual solutions.

Cash provided by operating activities of $1.1 billion increased by 5 per cent in the fourth quarter of 2025, primarily reflecting other working capital changes and lower restructuring and other costs disbursements, partially offset by lower EBITDA. Free cash flow of $574 million increased by 7 per cent compared to the same period a year ago reflecting: (i) the cash impacts from the effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing associated with lower contracted volumes; and (ii) lower restructuring and other costs disbursements. These factors were partially offset by higher capital expenditures.

Consolidated capital expenditures of $649 million increased by $98 million or 18 per cent in the fourth quarter of 2025. Capital expenditures in support of TTech operations of $522 million increased by $192 million in the fourth quarter of 2025, primarily from investments to enable growth in our subscriber base and improve coverage and customer experience. Capital expenditures in support of TTech real estate development of $27 million decreased by $101 million in the fourth quarter of 2025 due to the prior year’s TELUS Sky transaction and construction of multi-year development projects and other commercial buildings in B.C. in the prior year. TELUS Health capital expenditures of $84 million increased by $22 million in the fourth quarter of 2025, largely driven by increased investments to support clinic expansions and business acquisitions. TELUS Digital capital expenditures of $45 million decreased by $2 million in the fourth quarter of 2025, primarily due to lower investments in facility equipment and site renovations.

As at December 31, 2025, our 5G network covered 33.3 million Canadians, representing 90 per cent of the population.

Consolidated Financial Highlights

	Three months ended December 31
C$ millions, except footnotes and unless noted otherwise (unaudited)	2025	2024	Per cent change
Operating revenues (arising from contracts with customers)	5,230	5,331	(2)
Operating revenues and other income	5,261	5,381	(2)
Total operating expenses	4,567	4,622	(1)
Net income	290	320	(9)
Net income attributable to common shares	292	358	(18)
Adjusted Net income(1)	311	380	(18)
Basic EPS ($)	0.19	0.24	(21)
Adjusted basic EPS(1) ($)	0.20	0.25	(20)
EBITDA(1)	1,746	1,770	(1)
Adjusted EBITDA(1)	1,839	1,838	-
Capital expenditures(2)	649	551	18
Cash provided by operating activities	1,130	1,077	5
Free cash flow(1)	574	534	7
Total telecom subscriber connections(3) (thousands)	21,160	20,175	5
Healthcare lives covered(4) (millions)	161.2	76.2	n/m

Notation used in the table above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.
(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 of the consolidated financial statements for further information.
(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.
(4)	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

Fourth Quarter 2025 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) decreased by $176 million or 4 per cent in the fourth quarter of 2025, primarily reflecting lower mobile equipment revenue, as described below.

•	TTech EBITDA increased by $3 million or less than 1 per cent in the fourth quarter of 2025, while TTech Adjusted EBITDA increased by $14 million or 1 per cent, reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits of digital enablement and a lower cost structure of TELUS Digital’s operations, as well as reductions in marketing and administrative costs; and (ii) mobile, residential internet, and security and automation subscriber growth. These factors were partially offset by: (i) mobile phone ARPU declining at a decelerating rate; (ii) lower Other income; (iii) lower mobile equipment margins; (iv) lower B2B data services revenue; (v) increased costs of subscription-based licences and cloud usage; (vi) lower agriculture and consumer goods margins from the divestiture of non-core assets; and (vii) declining fixed legacy voice margin. Adjusted EBITDA margin of 40.9 per cent increased by 2.4 percentage points.

Mobile products and services

•	Mobile network revenue increased by $6 million or less than 1 per cent in the fourth quarter of 2025, largely due to growth in our mobile phone subscriber base and an increase in IoT connections, while declining mobile phone ARPU continues to moderate.

•	Mobile equipment and other service revenues decreased by $159 million in the fourth quarter of 2025, due to a reduction in contracted volumes reflecting discipline on device offers, resulting in less device subsidy, as well as continuing competitive price discounting. This was partially offset by the impact of higher-value smartphones in the sales mix.

•	TTech mobile products and services direct contribution decreased by $19 million in the fourth quarter of 2025, largely reflecting the impact of mobile phone ARPU declining at a decelerating rate and lower mobile equipment margin from lower contracted volumes and continuing competitive price discounting. These factors were partially offset by mobile phone subscriber growth.

•	Mobile phone ARPU was $57.10 in the fourth quarter of 2025, a decrease of $0.95 or 1.6 per cent, attributable to the adoption of base rate plans with lower prices in response to continuing competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunication services in the public sector, partially offset by the positive impact of ongoing efforts to moderate ARPU declines, and higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Mobile phone gross additions were 499,000 in the fourth quarter of 2025, reflecting a decrease of 24,000. This decrease was driven by decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on profitable loading.

•	Our mobile phone churn rate was 1.46 per cent in the fourth quarter of 2025, compared to 1.50 per cent in the fourth quarter of 2024. The decrease was largely as a result of our ongoing focus on customer retention and network quality, along with success in bundled offerings. These factors were partially offset by customer switching decisions in response to continuing marketing and promotional price competition.

•	Mobile phone net additions were 50,000 in the fourth quarter of 2025, a decrease of 20,000, driven by lower mobile phone gross additions, partly offset by a lower mobile phone churn rate.

•	Connected device net additions were 287,000 in the fourth quarter of 2025, an increase of 93,000, attributable to higher gross additions from customers in the transportation and connectivity industries.

Fixed products and services

•	Fixed data services revenues increased by $19 million in the fourth quarter of 2025, driven by growth in our internet and security and automation subscriber bases. These factors were partially offset by lower B2B data services revenue.

•	Fixed voice services revenues decreased by $9 million in the fourth quarter of 2025 reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. This was partially mitigated by our successful retention efforts.

•	Fixed equipment and other service revenues decreased by $24 million in the fourth quarter of 2025, driven primarily by lower other business service revenues and lower business premises equipment sales.

•	TTech fixed products and services direct contribution decreased by $30 million in the fourth quarter of 2025, primarily driven by lower B2B data services revenue, legacy decline attributable to technological substitution, and lower agriculture and consumer goods margins driven by the divestiture of non-core assets. These factors were partially offset by continued internet and security and automation subscriber growth and higher TV programming savings.

•	Internet net additions were 35,000 in the fourth quarter of 2025, reflecting a decrease of 2,000. This was largely attributable to higher churn and heightened competitive pressures, partially offset by strong residential internet loading, showcasing the strength of our fibre optic offerings.

•	TV net additions were 16,000 in the fourth quarter of 2025, a decrease of 11,000, reflecting higher churn and continued evolving customer preferences.

•	Security and automation net additions were 2,000 in the fourth quarter of 2025, a decrease of 8,000, attributable to slower customer growth.

•	Residential voice net losses were 13,000 in the fourth quarter of 2025, an increase of 3,000 net losses attributable to lower gross additions. These were moderated by our commitment to customer retention, with low churn reflecting successful loss mitigation.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues decreased by $9 million in the fourth quarter of 2025, largely attributable to the divestiture of non-core assets, partially offset by growth in pharmaceuticals, feed additives, and consumables revenue.

TELUS Health

•	Health services revenues increased by $62 million in the fourth quarter of 2025, driven by: (i) global business acquisitions in employer solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance across all product lines. This was offset by a decline in retirement and benefits solutions.

•	Health equipment revenues were unchanged in the fourth quarter of 2025.

•	TELUS Health direct contribution increased by $31 million in the fourth quarter of 2025, reflecting revenue growth as described above.

•	TELUS Health EBITDA increased by $21 million or 30 per cent in the fourth quarter of 2025, while TELUS Health Adjusted EBITDA increased by $8 million or 10 per cent, driven by contributions from business acquisitions, including continued realization of acquisition integration synergies, and cost efficiency efforts driving lower organic net labour costs.

•	Healthcare lives covered were 161.2 million as of the end of 2025, an increase of 85.0 million over the past 12 months, primarily due to the addition of 79.3 million lives covered from our second quarter acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to continued demand for virtual solutions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) increased by $13 million in the fourth quarter of 2025, primarily attributable to the strengthening of the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results and revenue contributions from acquisitions. This was partially offset by lower revenues earned from certain technology and eCommerce clients.

•	Revenue from our tech and games industry vertical decreased by $10 million in the fourth quarter of 2025, primarily due to lower revenue from certain technology clients and other social media clients, partially offset by an increase in revenue from other clients within this industry vertical.

•	Revenue from our communications and media industry vertical increased by $23 million in the fourth quarter of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

•	Revenue from our eCommerce and fintech industry vertical decreased by $8 million in the fourth quarter of 2025, due to a decline in service volumes from certain clients.

•	Revenue from our healthcare industry vertical increased by $7 million in the fourth quarter of 2025, primarily due to additional services provided to the TELUS health segment and certain other healthcare clients.

•	Revenue from our banking, financial services and insurance industry vertical increased by $7 million in the fourth quarter of 2025, primarily due to growth from a variety of North American and global financial services clients.

•	All other verticals increased by $8 million in the fourth quarter of 2025, due to higher revenue across various client accounts.

•	TELUS Digital EBITDA decreased by $32 million or 26 per cent in the fourth quarter of 2025, while TELUS Digital Adjusted EBITDA decreased by $5 million or 5 per cent. The decrease in Adjusted EBITDA in the fourth quarter of 2025 was primarily due to an increase in salaries and benefits, partially offset by lower share-based compensation.

TELUS sets 2026 financial targets

TELUS’ financial targets for 2026 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2025 annual management’s discussion and analysis (MD&A). With these policies in mind, our financial targets for 2026 are presented below.

2026 Targets

Consolidated Service revenues(1)	Growth of 2 to 4%

Consolidated Adjusted EBITDA	Growth of 2 to 4%

Consolidated Free cash flow	10% growth Approximately $2.45 billion

Consolidated Capital expenditures(2)	10% decrease Approximately $2.3 billion

(1) 2026 target for Consolidated Service revenues excludes Other income. Consolidated Service revenues for 2025 were $18.0 billion.

(2) Includes approximately $75 million targeted towards real estate development initiatives.

The preceding disclosure respecting TELUS’ 2026 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ below and based on management’s expectations and assumptions as set out below and in Section 9.3 TELUS assumptions for 2026 in the 2025 annual MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2026 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

CEO Succession

Today we also announced that, after a 26-year tenure as our President and Chief Executive Officer, Darren Entwistle will retire on June 30, 2026. Following a comprehensive succession planning process, the Board of Directors has appointed Victor Dodig as President and Chief Executive Officer, effective July 1, 2026. Please see our press release on this topic for more information.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4184 per share on the issued and outstanding Common Shares of the Company payable on April 1, 2026 to holders of record at the close of business on March 11, 2026.

Corporate Highlights Placeholder

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting approximately $3 billion in 2025 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted in excess of $40 billion in these taxes.

•	Investing approximately $2.6 billion in capital expenditures primarily in communities across Canada in 2025 and over $59 billion since 2000.

•	Disbursing spectrum renewal fees of approximately $60 million to Innovation, Science and Economic Development Canada in 2025. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled in excess of $49 billion.

•	Spending $9.8 billion in total operating expenses in 2025, including goods and service purchased of approximately $6.6 billion. Since 2000, we have spent $179 billion and $121 billion respectively in these areas.

•	Generating a total team member payroll of $3.3 billion in 2025, including wages and other employee benefits, and payroll taxes of more than $179 million. Since 2000, total team member payroll totals $68 billion.

•	Returning approximately $2.6 billion in 2025 to individual shareholders, mutual fund owners, pensioners and institutional investors through dividends declared and moderate share repurchases. Since 2004, we have returned approximately $30 billion to shareholders through our dividend and share purchase programs, including approximately $25 billion in dividends and $5.3 billion in share repurchases, representing approximately $19 per share.

Community Highlights

Giving Back to Our Communities

•	Our TELUS Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth.

○	During the second quarter, we launched our TELUS India Community Board with inaugural grants totalling ₹21.8 million in cash donations, supporting 11 projects delivered by non-government and grassroots organizations.

○	During the third quarter, we launched our Greater London Community Board with an inaugural £1 million in donation support through to 2027 for charitable organizations delivering impactful youth programs.

○	With the newest launch in London, England we now have 21 TELUS Community Boards - 13 operating in Canada and eight internationally.

•	Working in close partnership with our TELUS Community Boards in Canada, the TELUS Friendly Future Foundation® (the Foundation) distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During 2025, the Foundation provided support for more than 1.5 million youth by granting $10.1 million in cash donations to 600 Canadian registered charities, community partners and projects, as well as bursaries. Since its inception in 2018, the Foundation has directed $67.7 million in cash donations to our communities and in bursary grants, helping 18 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

○	In June 2025, the Foundation hosted its second annual fundraising gala, with 860 guests in attendance, raising more than $2.625 million in sponsorships, cash donations and in-kind contributions to support its TELUS Student Bursary program.

○	In July 2025, CIBC Foundation and the TELUS Friendly Future Foundation announced a $2 million partnership to launch the TELUS Momentum Student Bursary, powered by CIBC Foundation. With each Foundation contributing $1 million, this multi-year partnership demonstrates a shared commitment to ensuring access to education across Canada, opening new pathways for up to 500 young changemakers from the Black community.

○	In November 2025, the Foundation and Belonging Network launched a transformative $1 million partnership to establish the TELUS Orca Student Bursary, powered by Belonging Network. An extension of the TELUS Student Bursary program, this 10-year commitment will provide more than 200 bursaries to youth from foster or government care across Canada, helping them overcome barriers and achieve their post-secondary education.

•	Since 2005, our 21 TELUS Community Boards and the Foundation have supported 36 million youth in need across Canada and around the world, by granting more than $150 million in cash donations to 11,300 charitable initiatives.

•	The TELUS Indigenous Communities Fund (the Fund) offers grants for Indigenous-led social, health and community programs. In 2025, the Fund allocated $200,000 in cash donations to Indigenous-led organizations. Since its inception in 2021, the Fund has distributed more than $1.1 million in cash donations to 54 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

•	In 2025, our global TELUS family volunteered 1.5 million hours for the third consecutive year, with more than one million hours volunteered in each of the past nine years, bringing our cumulative giving to 2.5 million days (equivalent to 19 million hours) over 25 years.

○	In May 2025, we celebrated the 20th anniversary of our annual TELUS Days of Giving® inspiring 90,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities.

•	Throughout 2025, we celebrated the 25th anniversary of our brand and our legacy of giving back. For a quarter-century, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs.

Empowering Canadians with Connectivity

•	Throughout 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.6 million Canadians.

○	During the year, we welcomed 8,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 72,100 households, making low-cost high-speed internet available to 225,700 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the year, we added 10,700 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 72,600 people.

○	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, enabling a record-breaking 95,000 patient visits and counselling sessions this year. Since the program launched in 2014, we have delivered over 354,000 primary care and outreach visits across 27 Canadian communities. We have also connected more than 500 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices. To date, TELUS Health for Good has helped nearly 1,700 low-income seniors maintain their independence.

■	In July, Victoria Cool Aid Society and TELUS Health for Good launched a series of hepatitis C testing events, leveraging the two Cool Aid Mobile Health Clinics powered by TELUS Health for delivery.

■	In September, we announced the launch of portable ultrasound services aboard the Kilala Lelum Mobile Health Clinic powered by TELUS Health. This expansion will help provide rapid access to vital imaging services for Vancouver’s Downtown Eastside community.

■	In December, Old Brewery Mission and TELUS Health for Good launched a second mobile clinic in Montreal. Faced with a 15 per cent rise in homelessness, this expansion will double the amount of care that Health for Good is able to deliver across the city, with operations supported by the local health authority, including CIUSSS Centre Sud, Montreal Police, and other local community organizations.

○	Throughout 2025, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 5,300 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 18,000 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

○	During 2025, over 120,600 individuals in Canada and around the world participated in TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to more than 920,800 since the program launched in 2013.

•	Throughout 2025, TELUS, our team members and customers, as well as TELUS Friendly Future Foundation, have continued to support our communities in times of crises, including the Vancouver Filipino community impacted by the Lapu Lapu tragedy and those communities impacted by wildfires across several provinces through cash and in-kind donations.

Leading in ESG & Sustainability

•	Throughout 2025, we continued to grow our global leadership in environmental sustainability. Key milestones over the past year included:

○	In September 2025, we celebrated a landmark environmental milestone of 25 million trees planted on behalf of our customers and partners during National Forest Week, creating vital Canadian wildlife habitats across an area 40 times larger than Vancouver’s Stanley Park and 100 times larger than Toronto’s High Park. Over their lifetime (75 to 100 years), these 25 million trees will absorb 7.5 million metric tons of CO2, equivalent to removing 1.8 million cars from our roads.

○	Setting a new corporate climate target, advancing our ambition to reach Net Zero by 2040.

○	Holding our third annual Buy One Plant One promotion with Android, planting 50,000 trees tied to our mobility sales.

○	Expanding our Tree Tote program across more than 200 corporate stores nationwide. Each reusable tote bag is made from recycled materials, and a tree is planted for each purchase.

Global awards and third party recognition

•	In January 2025, Brand Finance valued our brand at US$9.0 billion, up 4.6 per cent year-over-year, in its Global 500 2025 Ranking. This ranks us as the most valuable telecom brand in Canada, the eighth most valuable Canadian brand overall and the 15th most valuable telecom brand in the world.

•	In April 2025, we were recognized as one of the top 10 most valuable brands in Canada for the fourth consecutive year and the most valuable Canadian telecom brand for the second consecutive year. In its Canada 100 2025 Ranking, Brand Finance valued our 2025 brand at $12.1 billion (US$9.0 billion), our highest third-party brand valuation ever.

•	In October 2025, we earned a Silver accreditation from the Canadian Council of Indigenous Business through its Partnership Accreditation in Indigenous Relations program, exceeding expectations during a third party assessment of our progress on our reconciliation commitments.

•	In November 2025, we released our seventh annual Indigenous Reconciliation and Connectivity Report, highlighting the profound social, economic and cultural outcomes enabled through our sustained commitment to reconciliation and the deep relationships it is building with Indigenous leaders and communities across Canada.

•	Ranking in the Corporate Knights 2025 Global 100 Most Sustainable Corporations in the World (January 2025) for the 13th time since its introduction in 2005.

•	Being recognized as the most sustainable North American telecommunications company by TIME Magazine and Statista in their World’s Most Sustainable Companies list in June 2025.

•	Being named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 19th time in June 2025.

•	Being recognized by Schneider Electric as one of five recipients of their 2024 Sustainability Impact Awards in June 2025.

•	Being included by Newsweek in its list of the World’s Greenest Companies in June 2025.

•	We were recognized by Forbes as one of Canada’s Best Employers 2025 in January and one of its World’s Best Employers 2025 in October.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, MD&A, financial statements, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2025 conference call is scheduled for Thursday, February 12, 2026 at 1:00 pm ET (10:00 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until April 12, 2026 at 1-855-201-2300. Quote conference access code 29327# and playback access code 29327#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), our expectations regarding growth in different areas of our business and regarding the nature, timing and benefits of our asset monetization and deleveraging plans, and our financing plans (including our targeted dividend payments). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

Our general outlook and assumptions for 2026 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2025 annual MD&A. Our assumptions in support of our 2026 outlook are generally based on industry analysis, including our estimates regarding economic and telecom industry growth, as well as our 2025 results and trends discussed in Section 5 in our 2025 annual MD&A. Our 2026 key assumptions are listed below and in Section 9.3 TELUS assumptions for 2026 in our 2025 annual MD&A:

•	For our estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2 in our 2025 annual MD&A.

•	Decelerated growth observed in immigration in the latter half of 2024 and in 2025 has slowed our ability to grow our subscriber base more than anticipated and will continue into 2026. See Section 1.2 in our 2025 annual MD&A.

•	No announced material adverse regulatory rulings or government actions against TELUS.

•	Participation in the auction of spectrum in the mmWave band by ISED, if the auction commences in 2026.

•	Impacts on our international operations from the uncertain global macroeconomic environment and its effect on other national and local economies, as well as continued exchange rate volatility. Canadian dollar to U.S. dollar average exchange rate of C$1.37: US$1.00 (2025 actual – C$1.40: US$1.00); U.S. dollar to European euro average exchange rate of US$1.19: €1.00 (2025 actual – US$1.13: €1.00).

•	The ongoing imposition of U.S. trade tariffs may adversely impact the greater macroeconomic environment, our operations, and supply chain economics, including through foreign exchange and interest rate volatility, consumer behaviours, increased equipment costs and impacts on cross-border partnerships, which may lead to a reduction in long-term economic growth in the regions in which we operate.

•	Continued focus on initiatives aligned with our Customers First priority and maintaining our customers’ likelihood-to-recommend.

•	Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.

•	Continued increase in mobile phone industry penetration in the Canadian market.

•	Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.

•	Growth in mobile products and services revenues, reflecting improvements in subscriber loading, moderated by continued competitive pressure on blended ARPU.

•	Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes, competitive intensity and changes in customer preferences, resulting in the effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing to be relatively comparable to the prior year (2025 actual – $33 million net cash inflow). Continued growth in connected devices, as our IoT offerings diversify and expand.

•	Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or unlimited data usage, and expansion of our broadband infrastructure, agriculture and consumer goods solutions and home and business security offerings.

•	Continued erosion of residential voice revenue as a result of technological substitution and greater use of inclusive long distance.

•	Continued growth of health services revenue and expansion of our diverse portfolio of services through inorganic growth. We anticipate being able to generate cross-selling opportunities between our business units and rising customer demand for digital health solutions, preventive and precision health services, and growth in employer offerings as more employers provide benefits to their team members. We assume this growth will be partially offset by higher operating costs associated with growth related to scaling our digital health offerings, with a focus on deploying value-added services effectively and optimizing efficiency.

•	Continued expansion of our agriculture and consumer goods services business with organic growth driven by product intensity and improved market penetration.

•	Continued scaling of automation and generative AI solutions in TELUS Digital, leveraging deep, predictive personalization and automated digital-first customer service at scale. We anticipate growth to be supported by our differentiated digital customer experience solutions and continued optimization of the cost structure to mitigate declining industry trends in traditional business process outsourcing and support migrations in the product mix shifts.

•	We anticipate recognizing synergies across the organization related to the privatization of TELUS Digital.

•	Employee defined benefit pension plans: current service costs of approximately $54 million and past service costs of $2 million recorded in Employee benefits expense; interest expense of approximately $13 million recorded in Financing costs; discount rate of 4.90% for the obligation and 5.10% for current service costs; and funding of approximately $19 million.

•	Restructuring and other costs of approximately $500 million (2025 actual – $432 million) for ongoing operational effectiveness initiatives, including non-cash write-offs related to the privatization of TELUS Digital, as well as initiatives that will enhance margins in order to mitigate pressures related to intense competition, technological substitution, repricing of our services, rising costs of subscriber growth and retention, and integration costs associated with business acquisitions. We expect total cash restructuring and other disbursements of approximately $450 million in 2026.

•	Depreciation and Amortization of intangible assets of approximately $4.1 billion to $4.3 billion (2025 actual – $4.1 billion).

•	Net cash Interest paid of approximately $1.6 billion to $1.7 billion (2025 actual – $1.3 billion).

•	Income taxes computed at an applicable statutory rate of 24.9 to 25.5% and cash income tax payments of approximately $540 million to $620 million (2025 actual – $480 million) including an amount for income tax payments related to the issuance of subsidiary equity; such amount will be excluded from our free cash flow calculation.

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and conduct business in many jurisdictions and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2025 annual MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). The reduction in the number of new permanent and temporary residents in Canada may intensify competitive pressure. TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

•	Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to prevent, detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information and confidential data. The necessary use of sensitive personal information by our business may expose us to the risk of non-compliance with applicable law in a jurisdiction or compromise perceptions of our brand.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and the effects of climate change may impact our operations, customer satisfaction and team member experience. Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance, business combinations and divestitures, and TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will prove to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

We may not be able to deliver the service excellence our customers expect or maintain our competitive advantage in this area.

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability and churn. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned. We may be exposed to the risk of loss in relation to our investments if the business plans of our real estate joint venture developments are not successfully executed.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2028 or renewed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and varying expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and changes in trade policies and agreements, including tariffs or trade restrictions, could increase our costs, disrupt our supply chains and adversely affect our operations and financial results. They present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and to consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2025 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended December 31
C$ millions	2025	2024
Net income attributable to Common Shares	292	358
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	86	60
Tax effects of restructuring and other costs	(17)	(13)
Real estate rationalization-related restructuring impairments (recoveries)	21	(20)
Tax effect of real estate rationalization-related restructuring impairments (recoveries)	(5)	5
Income tax-related adjustments	4	(11)
Gain on purchase of long-term debt	(81)	—
Tax effect of gain on purchase on purchase of long-term debt	11	—
Unrealized changes in virtual power purchase agreements forward element[1]	—	3
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(2)
Adjusted Net income	311	380

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three months ended December 31
C$	2025	2024
Basic EPS	0.19	0.24
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.05	0.04
Tax effect of restructuring and other costs, per share	(0.01)	(0.01)
Real estate rationalization-related restructuring impairments, (recoveries), per share	0.01	(0.01)
Income tax-related adjustments, per share	—	(0.01)
Gain on purchase of long-term debt, per share	(0.05)
Tax effect of gain on purchase of long-term debt, per share	0.01	—
Adjusted basic EPS	0.20	0.25

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three months ended December 31 (C$ millions)	2025	2024[1]	2025	2024	2025	2024	2025	2024	2025	2024
Net income									290	320
Financing costs									290	321
Income taxes									114	118
EBIT	794	799	(25)	(31)	(43)	7	(32)	(16)	694	759
Depreciation	557	551	18	11	65	56	—	—	640	618
Amortization of intangible assets	241	239	99	91	72	63	—	—	412	393
EBITDA	1,592	1,589	92	71	94	126	(32)	(16)	1,746	1,770
Add restructuring and other costs included in EBITDA	45	34	4	17	44	17	—	—	93	68
Adjusted EBITDA	1,637	1,623	96	88	138	143	(32)	(16)	1,839	1,838
Combined TTech and TELUS Health Adjusted EBITDA			1,733	1,711

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three months ended December 31 (C$ millions)	2025	20241	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,637	1,623	96	88	138	143	(32)	(16)	1,839	1,838
Capital expenditures	(549)	(458)	(84)	(62)	(45)	(47)	29	16	(649)	(551)
Adjusted EBITDA less capital expenditures	1,088	1,165	12	26	93	96	(3)	—	1,190	1,287

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended December 31, 2025			Three months ended December 31, 2024
($ millions)	Cash provided by operating activities	Difference	Free cash flow	Cash provided by operating activities	Difference	Free cash flow
EBITDA	1,746	—	1,746	1,770	—	1,770
Restructuring and other costs, net of disbursements	33	—	33	(39)	—	(39)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing	(97)	—	(97)	(230)	—	(230)
Effect of non-discretionary lease principal	—	(123)	(123)	—	(158)	(158)
Items from the statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	23	4	27	41	1	42
Net employee defined benefit plans expense	15	—	15	23	—	23
Employer contributions to employee defined benefit plans	(7)	—	(7)	(6)	—	(6)
Gain on contributions of real estate to joint ventures	(23)	23	—	(8)	8	—
Loss from equity accounted investments	—	—	—	5	—	5
Gain on purchase of long-term debt	(81)	81	—	—	—	—
Interest paid	(306)	—	(306)	(319)	—	(319)
Interest received	15	—	15	3	—	3
Other	7	(7)	—	(105)	105	—
Other working capital items	(89)	89	—	42	(42)	—
Capital expenditures (excluding acquisition from related party)	—	(649)	(649)	—	(458)	(458)
Capital expenditure for acquisition from related party	—	—	—	—	(93)	(93)
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party and similar	—	26	26	—	94	94
	1,236	(556)	680	1,177	(543)	634
Income taxes paid, net of refunds	(106)	—	(106)	(100)	—	(100)
	1,130	(556)	574	1,077	(543)	534

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended December 31
C$ millions (unaudited)	2025	2024 (restated)	Per cent change
Mobile network revenue	1,764	1,758	—
Mobile equipment and other service revenues	617	776	(20)
Fixed data services(1)	1,178	1,159	2
Fixed voice services	164	173	(5)
Fixed equipment and other service revenues	140	164	(15)
Agriculture and consumer goods services	108	117	(8)
Operating revenues (arising from contracts with customers)	3,971	4,147	(4)
Other income	29	51	(43)
External Operating revenues and other income	4,000	4,198	(5)
Intersegment revenues	6	5	20
TTech Operating revenues and other income	4,006	4,203	(5)

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

	Three months ended December 31
C$ millions (unaudited)	2025	2024	Per cent change
Health services	536	474	13
Health equipment	1	1	—
Operating revenues (arising from contracts with customers)	537	475	13
Other income	1	1	—
External Operating revenues and other income	538	476	13
Intersegment revenues	2	2	—
TELUS Health Operating revenues and other income	540	478	13

Operating revenues and other income – TELUS digital experience segment

	Three months ended December 31
C$ millions (unaudited)	2025	2024	Per cent change
Operating revenues (arising from contracts with customers)	722	709	2
Other income	1	(2)	n/m
External Operating revenues and other income	723	707	2
Intersegment revenues	274	260	5
TELUS Digital Operating revenues and other income	997	967	3

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 21 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. TELUS Health is enhancing more than 161 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. TELUS Agriculture & Consumer Goods utilizes digital technologies and data insights to optimize the connection between producers and consumers. TELUS Digital specializes in digital customer experiences and future-focused digital transformations that deliver value for their global clients. Guided by our enduring ‘give where we live’ philosophy, TELUS continues to invest in initiatives that support education, health and community well-being. In 2023, we launched the TELUS Student Bursary, which strives to ensure that every young person in Canada who wants a post-secondary education has the opportunity to pursue one. To date, the program has distributed over $6 million in bursaries to 2,000 students and counting. Since 2000, TELUS, our team members and retirees have contributed $1.85 billion in cash, in-kind contributions, time and programs, including 2.5 million days of service - earning TELUS the distinction of the world’s most giving company.

For more information, visit telus.com and telusdigital.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Ian McMillan

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com